Exhibit G

Form of Notice and Order Permitting Proxy Solicitation

Securities and Exchange Commission
(Release No. 35-_________)

         Cinergy Corp., a Delaware corporation and registered public utility holding company ("Cinergy"), at 139 East Fourth Street, Cincinnati, Ohio 45202, has filed a declaration with the Commission under sections 6(a)(2) and 12(e) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 54, 62 and 65 thereunder requesting authority (1) to amend its certificate of incorporation to issue preferred securities and (2) to solicit proxies from the holders of its outstanding shares of common stock in connection therewith.

         By order dated June 23, 2000 in File No. 70-9577 (HCAR No. 27190), the Commission authorized Cinergy over a five-year period commencing with the date of the Commission's order therein to engage in various financing transactions, including issuing preferred securities, subject to the terms and conditions specified in the order.

         Under its certificate of incorporation, Cinergy is currently authorized to issue one class of stock, namely, 600 million shares of common stock, $0.01 par value per share (the "Common Stock"), 158,967,661 shares of which were issued and outstanding on October 31, 2000.

         Cinergy intends to amend its certificate of incorporation to permit the Company to issue preferred securities (the "Proposed Amendment"), in addition to the Common Stock. Under the Delaware General Corporation Law, Cinergy may amend its certificate of incorporation to create new classes of stock upon appropriate action by the Board of Directors and shareholders duly adopting the proposed amendment. In particular, in order for the Proposed Amendment to be duly adopted, following adoption of the Proposed Amendment by Cinergy's Board of Directors, not less than a majority of the outstanding shares of Common Stock entitled to vote thereon must vote in favor of the Proposed Amendment.

         Cinergy states that its Board of Directors will consider the Proposed Amendment at a meeting scheduled to occur on December 14, 2000. Cinergy further states that it anticipates that the Proposed Amendment will be submitted for consideration by Cinergy's shareholders at the next annual meeting thereof, scheduled to take place on or about May 1, 2001.

         Fees and expenses in connection with the proposed transactions are estimated to total approximately $158,500.

         It appearing to the Commission that the Declaration to the extent that it relates to the proposed solicitation of proxies should be permitted to become effective immediately under Rule 62(d)Cinergy requests approval of the Proposed Amendment,

         IT IS THEREFORE ORDERED, that the Declaration, to the extent that it relates to the proposed solicitation of proxies be, and it hereby is, permitted to become effective immediately under Rule 62.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.